82-3470



03 AUG -8 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

4th August, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exch
Ltd.
6-3-654, Adjacent to
Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

We enclose three copies of the Chairman Speech on 'ITC : Citizen First - Creating Sustainable Value through Serving Society', delivered at the 92nd Annual General Meeting of the Company held on 25th July, 2003.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary




ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg


ITC Limited

ITC: CITIZEN FIRST

CREATING SUSTAINABLE VALUE THROUGH SERVING SOCIETY

Speech by the Chairman,
Shri Y.C. Deveshwar,
at the
Ninety-Second Annual General Meeting
on 25th July, 2003

Ladies and Gentlemen,

It gives me great pleasure to welcome you to the 92nd Annual General Meeting of your Company. As we gather today at the end of yet another financial year, I am sure you share my sense of satisfaction at the continued progress of your Company in the face of difficult trading conditions. Gross Turnover grew by 12% to Rs.11,025 crores while Post-tax profit at Rs. 1,371 crores registered a growth of 15.3%. After adjusting for certain once-off items, underlying Post-tax profit grew by an even more impressive 18.5%. Earnings Per Share for the year stands at Rs. 55.41. All-round growth in each of your Company's four business segments, founded upon substantial investments towards creating global competitive capability, enabled such robust growth in financial terms. Such a performance has further strengthened the fundamentals of your Company, placing ITC among the frontrunners of corporate India.

Notwithstanding these handsome results, I am seized by a basic question: Are these the sole measures that reflect how valuable your Company is? **I believe that companies are economic organs of society and therefore need to be ultimately evaluated in terms of the value they create for society**. Both dimensions of value creation – for society and for shareholders and other stakeholders directly linked to the company – are germane to assess corporate performance, particularly in the context of the primacy of developmental objectives of an emerging economy like ours. While the Balance Sheet of your Company certainly reflects financial

strength built over time, it does not readily reveal the depth and breadth of vision, values and vitality that determine strategic choices and inspire purposeful action. In this context, may I invite your attention to the special feature in your Company's Annual Report 2003 titled "Citizen First" which sets out the inspiring contours of ITC's pathbreaking initiatives in creating sustainable value through serving society. I would like to take this opportunity today to elucidate the manner in which your Company seeks to align the objectives of owners of capital and that of larger society in a mutually supportive manner.

IMPERATIVES OF AN EMERGING ECONOMY

Enterprises represent engines of economic growth. Sustained growth of enterprises therefore is an important component of overall economic growth in emerging economies such as India. Emerging economies are disadvantaged by the absence of an adequate pool of internationally competitive enterprises. The ability of an enterprise to sustain value creation over time is crucially dependent upon its ability to continuously upgrade competitive capability, more so in the context of the increasingly globalising marketplace. **Enterprises cannot however, become competitive in isolation in view of their linkages with the broader economy for supply of cost effective inputs, as well as for growth in demand for their output.**

It is now universally acknowledged that no long term economic growth agenda for India can be feasible without including in its fold the agricultural sector, which is home to 72% of the population and 60% of the nation's workforce. Indeed, while targeting a real growth of over

8% in India's GDP, the Planning Commission observed that "agricultural development must be viewed as a core element of the Plan since growth in this sector is likely to lead to the widest spread of benefits, especially to the rural poor including agricultural labour". In this context, it is also well understood that reforms are crucial to the upliftment of the poor. Reforms need to embrace all aspects of socio-economic and political life of our society, including the creation of robust social, physical and institutional infrastructure, to engender productivity and competitiveness. **The challenge thus lies in sustaining high rates of economic growth with equity over many years in order to convert the world's largest pool of economically disadvantaged people into viable consumers, thereby translating development into economic freedom.**

ROLE OF ENTERPRISES IN PARTNERED GROWTH

Research by Michael Porter contained in the Global Competitiveness Report 2002-2003 places equal importance on both macro-economic and micro-economic factors in creating conditions for improved national productivity and competitiveness. **Vitality of companies operating in an economy makes the decisive difference in the capacity of a country to create wealth and to upgrade the basis of competition from comparative factor advantages to innovative capability that enables the highest order of value capture.**

While all successful corporate effort creates value, the degree of value retention within our economy is determined by the extent to which value chains are located in India. Location of manufacturing bases outside the country to service the Indian

market would imply a much lower order of value capture for the domestic economy specific to that activity as compared to that arising from larger sections of the value chain being based in the country.

The degree of value retention within India is often a result of strategic choices made by companies. Companies with the mindset of maximising financial returns to shareholders above all else would source globally from locations where quality and cost are currently most competitive, and manufacture where it is most efficient to do so in servicing target markets to maximise profits. Such an approach carries serious implications for emerging economies like India which is in the throes of a transition from an era of protection to the increasingly globalising era of today. It is in this context that I have often emphasised the need for companies with an 'Indian' soul as opposed to companies merely operating out of India. The difference lies in the depth of commitment to the Indian economy. **An 'Indian' enterprise would, as its fundamental orientation, favour value chains within India by supporting their competitiveness wherever feasible. Therefore it is crucial to support the growth and vitality of 'Indian' enterprises that stand out by their approach and commitment to the Indian economy rather than merely by the source of their capital.**

It needs to be emphasised that no company can sustainably contribute to the goal of creating national value without creating shareholder value. The Indian landscape has always had examples of corporate contribution towards social causes. However, very often such contribution takes the form of philanthropy. Philanthropy tends to be

limited both in scope and scale, and in sustainability. The need of the hour therefore, is to weave philanthropy into the fundamental strategy of creating shareholder value. In this context, I am tempted to quote a deeply insightful statement by Michael Porter and Mark Kramer which to my mind, fits the need of Indian society like a glove: **"There is no inherent contradiction between improving competitive context and making a sincere commitment to bettering society. Indeed, the more closely a company's philanthropy is linked to its competitive context, the greater the company's contribution to society will be. If systematically pursued in a way that maximises the value created, context-focused philanthropy can offer companies a new set of competitive tools that well justifies the investment of resources. At the same time, it can unlock a vastly more powerful way to make the world a better place."**

ITC: A COMMITMENT BEYOND THE MARKET

Your Company, as a premier 'Indian' enterprise, consciously exercises the strategic choice of contributing to, and securing the competitiveness of the entire value chain of which it is a part. This philosophy has shaped the vision for your Company – the vision that I had referred to in earlier years as "A Commitment beyond the Market".

The compelling nature of this vision – of contributing to the superordinate goal of creating national value – defines the values and character of your Company, providing unity of purpose across the organisation. Such a vision and the related choice of strategy, while serving to inspire your Company's human resource, requires

extraordinary commitment, extraordinary depth of distributed leadership across the organisation, extraordinary investment towards capability building and above all, extraordinary courage. It is only companies such as yours, with strength of resources, that can dare to dream beyond conventional corporate boundaries towards making a meaningful difference to our society; and going the extra mile to deliver growing value.

Rooted in the philosophy of congruence of business and social purpose, your Company is engaged in continuously refining business models that support competitiveness across the larger value chain; that are founded on market principles, creating a climate for efficiency; that support social purposes which are closely linked to the business context; that are based on partnerships across different entities, leveraging diverse competencies to foster robust competitive capability thereby strengthening your Company's value creating ability.

It is my firm belief that the pursuit of such an approach by the corporate sector can further strengthen the foundation for a fruitful public-private partnership in the achievement of the goal of inclusive economic growth. While your Company's portfolio comprises diverse businesses, agriculture is at the very core of most of them. ITC's association over many decades with the agricultural sector now encompasses multiple value chains across several crops and geographies, covering 14 states in the country. I can readily share my sense of pride in providing illustrations from ITC's businesses that are being cultivated on such a philosophy.

ITC: Creating Value for the Tribal Poor

Economic liberalisation threw up very serious inadequacies across the entire value chain of the Indian paperboards industry. The industry was faced with severe shortages of fibrous raw material and cost effective energy. Acute scarcity of wood-based raw material, which accounts for nearly 45 to 50% of the cost of production, led to dependence on imports for pulp requirements. On the other hand, years of unsophisticated demands of an overly regulated economy had led to mushrooming of mills with obsolete technology, based entirely on recycled fibre. Your Company's paperboards business, although somewhat better placed being an integrated mill, was no exception. It could not match the world-class quality required for packaging of ITC's consumer products, thereby necessitating large scale imports of paperboards. Your Company was therefore faced with one of three strategic choices: (1) exit from the paperboards business and import paperboard requirements or (2) confine activity to paperboard manufacture, with pulp requirements being imported or (3) embrace the challenging task of engaging aggressively with the wider value chain to make it internationally competitive. It is evident that these choices represented an ascending order of risk. There was all-round pressure favouring the option of least risk, supported by the conventional wisdom of sticking to the knitting, a compelling necessity in mature and developed economies.

Flowing from its vision and character, and against all odds, your Company chose to not only invest towards acquiring international competitiveness in quality and cost of manufacture of its own mill, but also to extend its engagement across the fuller value chain. Pulling together the resources at your Company's disposal, ITC's insights as a substantial consumer of value-added paperboards were leveraged to support technology upgradation and modernisation of the mill. A biotechnology based research programme that was on a relatively modest scale at that time, was leveraged to convert degraded, private wastelands in the economic vicinity of the mill into productive sources of fibre through a social farm forestry programme. Such a strategic option entailed long gestation and daunting uncertainties. There were periods of negative cash flows, followed by periods of sub-optimal return on investment. Unfazed, your Company stayed the course. The strength of your Company's values and courage enabled the conversion of deep adversity into a sustainable economic opportunity for a sizeable section of India's rural poor.

Today, your Company's paperboards business is the decisive leader in the Indian market, with value-added products now constituting nearly 50% of sales. The product footprints extend to several markets in Asia, Africa and the EU, earning about Rs.100 crores in foreign exchange annually, besides conserving about Rs.120 crores through import substitution. Your Company's initiatives in energy management earned national awards for excellence in 2002 from

the Government of India and the Confederation of Indian Industry. The modernised pulp mill, besides enhancing competitiveness and substituting imports, also enables the production of elemental chlorine free pulp. It is the only one of its kind in India, thereby setting world-class standards of environment friendly technology.

Your Company's social and farm forestry programmes so far account for more than 35 million saplings planted over 16,000 hectares. **Societal value has accrued through increasing forest cover, enhancing contribution to restoration of ecological balance and above all, providing sustainable employment to nearly 160,000 people in some of the most remote tribal regions of the country with related multiplier impact on the economy.**

Your Company has traversed a long way in the journey towards global competitiveness, and continues this journey in pursuit of receding targets. R&D efforts continue to be directed at increasing the utilisation of hardwood and other indigenous fibrous material as a progressive substitute to imported softwood. The tangible value so created for society and shareholders can be multiplied manifold by scaling up this unique endeavour. Your Company aspires to progressively attain leadership in the Afro-Asian region in the not too distant future, with growing presence in international markets and over 40% share of the domestic market. Such market strength would fuel ITC's social farm forestry programme which aims over the next ten years to bring into

productive use over 100,000 hectares of private wasteland by planting nearly 600 million saplings. **The programme will, on one hand, make procurement of industrial timber exclusively from sustainable sources a reality, and on the other hand, imply direct and indirect rural employment for 1.2 million, besides carrying the prospects of making ITC a carbon positive enterprise.**

ITC: Adding value to Indian Agriculture

Your Company's engagement with the agricultural value chain spans many a crop, encompassing buying, value addition through processing and exports. A host of factors – not the least of which are fragmented farms, overdependence on monsoons, and lack of sophisticated inputs and farming practices – if not dealt with in a timely manner threaten to undermine the competitiveness of Indian agriculture and in turn those who use Agri-inputs to serve their markets, such as your Company. Just as the issues related to Indian agriculture are well known, the solutions have also been well articulated. Implementation of solutions requires concerted action involving several entities. **Creative use of information technology through the e-Choupal initiative has enabled your Company to bring together diverse agencies, each with specialised competencies, in a bid to empower the Indian farmer, thereby setting the basis for a much higher order of value generation and sharing.**

Any endeavour that engages with the farming community needs to cognise for

the unique characteristics and structure of the Indian agricultural sector. Indian agriculture is synonymous with the small farmer, who cultivates on an average less than 1.5 hectares. It is an accepted prospect that the knowledge residing in the Indian agricultural research system, if effectively transferred to the 156 million hectares of farmland in India, spread across rich and diverse agro-climatic regions, has the potential to not only meet the growing needs of the domestic market, but also be a competitive source for many attractive global markets of the post WTO era. However, the weaknesses arising from fragmented farms, overdependence on monsoons and inadequate rural infrastructure, render the task of unlocking the potential of this sector very complex.

Your Company's e-Choupal model aims to confer the power of expert knowledge on even the smallest individual farmer by leveraging information technology. By delivering real-time information and customised knowledge to improve farmers' decision making ability, e-Choupal helps to align farm output to market demands and aims to secure better quality, productivity and improved price discovery. Enhanced farmer risk management capability arising from such empowerment would over time, create a significant economic multiplier.

The model enables a quantum improvement in the cost and quality of extension services overcoming the most important challenge facing Indian agriculture. By aggregating the demand like a virtual producers'

cooperative, e-Choupal also facilitates access to high quality farm inputs at competitive cost.

By creatively reorganising the roles of traditional intermediaries who deliver critical value in tasks like logistics management at very low costs in a weak infrastructure economy like India, e-Choupal ploughs back a larger share of consumer price to the farmer. Besides providing an alternative marketing channel, this model engenders efficiency in the functioning of mandis through competition and serves to conserve public resources that would otherwise be needed to upgrade the mandi infrastructure to handle higher volumes of agri output.

The benefits from e-Choupals testify to the validity of the assumptions of efficiency gains through virtual integration of the supply chain. ITC's investment in such a valuable e-infrastructure, whilst creating abiding value for the farmer, is in turn placing your Company in a unique position of trust with the farming community as a reliable supplier of goods and services on the one hand, and as a buyer of high quality cost effective farm output on the other, thereby supporting its own competitiveness.

It is your Company's strategic intent to leverage this unique sourcing strength in conjunction with its traditional capabilities related to branding, trade marketing and distribution to create growth opportunities in value-added branded foods. Growth in the value-added consumer end of the market in turn would grow

demand for higher quality agri commodities, thereby opening up remunerative opportunities for the farmers. The e-Choupal rural network, together with your Company's expanding trade marketing capabilities and state-of-the-art information technology transaction backbone, provide the basis for a low cost, broadband supply chain fulfilment capability for consumer products and services. Such fulfilment capability can be likened to a super highway which can also be used as an effective infrastructural link to align Indian farmers with markets. Your Company is engaged in executing several proof-of-concept pilots in various products and services, like agri inputs and insurance, that could be marketed in rural India using the e-Choupal network. The pioneering e-Choupal business model contributes to creating the market through improved farm incomes, whilst placing your Company in a unique position to reap benefits through its closeness to the potential consumer. Like any infrastructure project, the low cost fulfilment super highway will yield benefits over the longer term, establishing the basis for generating unmatched value by servicing the potential markets of tomorrow.

Competitiveness of Indian agriculture can thus be engendered wherever it is feasible to create a structure whereby the corporate sector's need for creating shareholder value can be enmeshed with that of the farming community in a mutually supportive and interdependent partnership.

ITC: Contribution to Water Resource Management

ITC's integrated watershed development initiative is a key intervention to address moisture stress in some of the more acutely affected, drought-prone districts of the country. This model is in its infancy and is aimed at laying a foundation for a significantly larger contribution to conserving societal resources. It is not well known that in the absence of infrastructure to hold water that is otherwise available in plenty, 67% of the cultivated area in the country faces severe moisture stress for 5 to 10 months a year. These drylands contribute as much as 45% of the nation's food basket, where the crop production is low, unstable and highly vulnerable to seasonality. Growth in agriculture through improved yields is thus closely tied to availability of water.

In the economic vicinity of its business locations, your Company, assisted by select NGOs, is engaged in bringing nearly 5,000 hectares of degraded land every year under a soil enrichment and moisture conservation programme. Under the programme, villagers are trained to form watershed management groups and build water harvesting structures like contour bunds, check dams, percolation tanks and farm ponds. This programme envisages creation of 1,000 percolation tanks and over 5,000 small water harvesting structures over ten years. These water bodies will provide critical irrigation to nearly 50,000 hectares of farmlands in their command areas. **These initiatives will thus secure significant increases in farm incomes through shift from single to multiple**

cropping, besides cumulatively generating at least 5 million person days of farm labour employment during lean periods.

Your Company's e-Choupal network provides a unique opportunity to scale up the integrated watershed management programme towards addressing the larger issues of moisture stress and shortage of potable water in rural India. Back-of-the-envelope estimates indicate that servicing the 100,000 villages envisioned within the e-Choupal initiative would entail investment to the tune of roughly Rs.6,000 crores over the next 7 to 10 years in creating water harvesting structures. It is evident that no single enterprise can by itself support such a large public project. **The model being refined by your Company, together with the organisational backbone represented by the e-Choupal network can provide the basis for a valuable public-private partnership mobilising wider societal resources to overcome a challenge, which otherwise might seem impossible.**

The significant benefits inherent in endeavours such as these tend to be back ended. A long term approach is therefore critical in order to be able to generate sustainable value. There are many other illustrations of your Company's long term approach to value creation. ITC's investment in world-class hotels contributes towards essential infrastructure for the growth of trade, commerce, industry and tourism, while aiming to strengthen your Company's leadership position in the hospitality segment. Such investment simultaneously catalyses the high employment multiplier inherent in

this capital intensive business. Your Company's latest hotel, the ITC Sonar Bangla – commissioned in January 2003 and fast earning the reputation as Asia's finest "business resort" – is yet another demonstration of your Company's long term commitment towards infrastructure that must precede any prospects of rapid economic development in Kolkata and the eastern region. Creative strategy, successful execution and staying power are thus essential ingredients in creating sustainable value for shareholders and the larger society.

Even as the strategic initiatives illustrated earlier are aimed at strengthening your Company's long term wealth generating capability, equal emphasis is being placed on creating shareholder value in the short and medium terms, essential for creating a robust foundation to sustain your Company's longer term initiatives. As has been the practice I give below a table highlighting progress in financial terms since the time I assumed leadership of your Company.

(Figures in Rs. Crores)

ITC: Financial Snapshot 1996 - 2003

	1996	2003*	CAGR (%)
Gross Income	5188	11194	12
Profit After Tax	261	1371	27
Return on Average Net Assets (%)	30	41	
Net Assets Employed	1886	5483	17
Net Worth	1121	5366	

As at 31st March; *assumes shareholder approval as proposed
CAGR: Compound Annual Growth Rate

CONCLUSION

You can be justifiably proud that the capital you provide is being productively used to create not only shareholder value but also societal value. Every rupee of value created for you generates multiples of such value for society, providing livelihood to millions living at the margin, thus making your Company one of India's most valuable enterprises. The vision of contributing to inclusive national growth provides new meaning to your Company's world-class human resource, inspiring even greater passion and dedication. Every milestone crossed increases their sense of pride manifold, enriching the process of shareholder value creation. On their behalf, I seek your unstinting support as always, in the continued pursuit of your Company's vision.

Thank you for your attention.



ITC Limited
Enduring value.
For the shareholder. For the nation.

03 ... 21



Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

4th August, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock Exchange
Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange
6-3-654, Adjacent to
Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

92nd Annual General Meeting of the Company

Further to our letter dated 28th July, 2003 on the subject, we now enclose a copy of the Minutes of the proceedings of the 92nd Annual General Meeting of the Company, held on 25th July, 2003, at Kolkata.

Yours faithfully,
ITC Limited



(R. K. Singhi)


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC LIMITED

MINUTES OF THE PROCEEDINGS OF THE NINETY-SECOND ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON FRIDAY, 25TH JULY, 2003 AT 10.30 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046

PRESENT

DIRECTORS	:	Shri Y. C. Deveshwar (in the Chair)
		Shri C. R. Green
		Shri Y. P. Gupta
		Shri Ajeet Prasad
		Shri P. B. Ramanujam
		Shri S. S. H. Rehman
		Dr. B. Sen
		Shri A. Singh
		Dr. Ram S. Tarneja
		Shri K. Vaidyanath
		Shri B. Vijayaraghavan
COMPANY SECRETARY	:	Shri B. B. Chatterjee

Life Insurance Corporation of India
by its Representative — Shri D. K. Roy

General Insurance Corporation of India
by its Proxy — Shri A. K. Das

National Insurance Company Ltd.
by its Representative — Shri A. K. Das

The New India Assurance Company Ltd.
by its Representative — Shri C. Chaudhuri

The Oriental Insurance Company Ltd.
by its Representative — Shri G. Datta

United India Insurance Co. Ltd.
by its Representative — Shri P. Sen

UTI Mutual Fund and
The Specified Undertaking of
the Unit Trust of India
by their Representative — Shri A. Biswas

Industrial Development Bank of India
by its Representative — Shri D. De

IFCI Ltd.
by its Representative — Shri A. K. Das

ICICI Ltd. *(since merged with ICICI Bank Ltd.)*
by its Representative — Shri V. Bihani

Tobacco Manufacturers (India) Ltd.
by its Representative — Shri C. R. Green

Myddleton Investment Company Ltd.
by its Representative — Shri C. R. Green

Rothmans International Enterprises Ltd.
by its Representative — Shri C. R. Green

(Details of other Members and Proxies present at the Meeting - as per Annexure attached.)



1. Shri Y. C. Deveshwar, Chairman of the Company, took the Chair and welcomed all present to the 92nd Annual General Meeting of the Company.

2. The business before the Meeting was taken up after having established that the requisite quorum was present.

3. The Register of Directors' Shareholdings was placed before the Meeting in accordance with the requirements of Section 307(7) of the Companies Act, 1956, and it remained open and accessible during the continuance of the Meeting to all persons attending the Meeting.

4. The Certificate dated 16th May, 2003, from Messrs. A. F. Ferguson & Co., Chartered Accountants, the Auditors of the Company, in respect of the Company's Employee Stock Option Scheme, was also placed before the Meeting, as required under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. The signed Auditors' Report was kept on the table throughout the Meeting.

6. The Chairman on the occasion of the 92nd Annual General Meeting delivered his Speech on "ITC : Citizen First - Creating Sustainable Value Through Serving Society". The Meeting applauded the Chairman's Address.

7. The Chairman shared the highlights of the unaudited financial results (provisional) for the First Quarter ended 30th June, 2003, which were approved by the Board of Directors of the Company earlier that morning. The Meeting applauded the performance of the Company.

8. The Notice dated 23rd May, 2003 convening the 92nd Annual General Meeting together with the Report and Accounts for the financial year ended 31st March, 2003, as previously circulated, were taken as read.

9. Shri A. K. Mahindra, Senior Partner, Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, read the Auditors' Report dated 23rd May, 2003 on the Accounts of the Company for the financial year ended 31st March, 2003.

10. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

"Resolved that the Balance Sheet of the Company as at 31st March, 2003, the Profit and Loss Account of the Company for the financial year ended 31st March, 2003, together with the Schedules and Notes, as attached thereto, the Report of the Directors & Management Discussion and Analysis dated 23rd May, 2003 annexed thereto, and the Auditors' Report to the Members dated 23rd May, 2003, be and are hereby approved and adopted."

On the Resolution being proposed by Shri D. Dutta and seconded by Shri B. P. Kapoor as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarifications required on the Report and Accounts of the Company. Amongst others, Sarvashri D.Ray, K.L.Mallik, B.P.Kapoor, D.Venkateshwarlu, G.S.Pandey, B.Venkataratnam, T.K.Majumdar, S.Banerjee, J.P.Saha, S.K.Sukhani, S.Ghosh, L.K.Awasthi, B.S.Srimal, S.R.Banka, B.Chakraborty, S.N.Kundu and M.K.Gupta congratulated the Chairman, the Board of Directors and the employees of the Company on the excellent working results, made certain suggestions and sought clarifications, inter alia, on the Report and Accounts of the Company, its various businesses, its subsidiaries, employee stock option scheme, delisting of the Company's shares from some stock exchanges, status of excise and income-tax matters, Chitalias' litigation in the USA, bonus shares, investments, factory visit, environment and safety, research & development and future plans of the Company; the Members appreciated the Company's initiatives in the areas of e-Choupal, social contribution including ITC Sangeet Research Academy, new FMCG products, investor servicing and corporate governance practices.

The Chairman thanked the Members for their kind comments, suggestions and continued support, and stated that the Board of Directors is channelising the Company's efforts towards sustaining and enhancing shareholder value and



meeting societal expectations – in keeping with its aspiration to create enduring value for the nation as the motive force to sustain growing shareholder value. The Chairman replied to the queries of the Members to their satisfaction.

The Resolution was thereafter put to vote and on a show of hands declared carried by requisite majority.

11. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

"Resolved that a dividend at the rate of Rs.15/- per Ordinary Share, absorbing Rs. 371,26,78,290/-, be and is hereby declared on 24,75,11,886 Ordinary Shares of Rs.10/- each, fully paid, out of the net profits of the Company for the financial year ended 31st March, 2003, payable on or after 25th July, 2003, to those Members entitled thereto and whose names appear on the Register of Members of the Company as on 25th July, 2003, or to their mandatees, and to the beneficial owners as on 15th July, 2003 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."

The Resolution was duly proposed by Shri B. K. Seal and seconded by Shri S. K. Dutt as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

12. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

"Resolved that Dr. Ram S. Tarneja who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Shri N. Wadhwa and seconded by Shri S. L. Seal as an Ordinary Resolution.



The Resolution was put to vote and on a show of hands declared carried by requisite majority.

13. **RESOLUTION NO. 4 - ORDINARY RESOLUTION**

"Resolved that Shri Anup Singh who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Shri S. Bhattacharji and seconded by Shri S. R. Banka as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

14. **RESOLUTION NO. 5 - ORDINARY RESOLUTION**

"Resolved that Shri Krishnamoorthy Vaidyanath who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Shri N. G. Podder and seconded by Shri A. Bysack as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.



15. **RESOLUTION NO. 6 - ORDINARY RESOLUTION**

"Resolved that Shri Yesh Pall Gupta who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Shri C. Navaneethan and seconded by Shri M. K. Gupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

16. **RESOLUTION NO. 7 - SPECIAL RESOLUTION**

"Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting at a remuneration of Rs. 82,50,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

The Resolution was duly proposed by Shri S. N. Ghosh and seconded by Shri B. Venkataratnam as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by requisite majority.



17. **RESOLUTION NO. 8 - ORDINARY RESOLUTION**

"Resolved that Dr. Basudeb Sen be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2003, or till such earlier date on which Dr. Sen may cease to be an Independent Director in terms of the Listing Agreement with Stock Exchanges or in terms of any amendment to the Companies Act, 1956, or any other applicable statutes, rules, regulations or guidelines or any amendment or modification thereof, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and/or by any applicable statute."

The Resolution was duly proposed by Shri G. S. Pandey and seconded by Shrimati P. Das as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

18. **RESOLUTION NO. 9 - ORDINARY RESOLUTION**

"Resolved that Shri Balakrishnan Vijayaraghavan be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2003, or till such earlier date on which Shri Vijayaraghavan may cease to be an Independent Director in terms of the Listing Agreement with Stock Exchanges or in terms of any amendment to the Companies Act, 1956, or any other applicable statutes, rules, regulations or guidelines or any amendment or modification thereof, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and/or by any applicable statute."

The Resolution was duly proposed by Shri H. Kampani and seconded by Shri S. Chowdhary as an Ordinary Resolution.



The Resolution was put to vote and on a show of hands declared carried by requisite majority.

19. **RESOLUTION NO. 10 - ORDINARY RESOLUTION**

"Resolved that Dr. Ram S. Tarneja be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2003, or till such earlier date on which Dr. Tarneja may cease to be an Independent Director in terms of the Listing Agreement with Stock Exchanges or in terms of any amendment to the Companies Act, 1956, or any other applicable statutes, rules, regulations or guidelines or any amendment or modification thereof, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and/or by any applicable statute."

The Resolution was duly proposed by Shri R. N. Basu and seconded by Shrimati A. Basak as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

20. **RESOLUTION NO. 11 - ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company, effective from 1st August, 2002, as set out in the Explanatory Statement attached to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."

The Resolution was duly proposed by Shri V. Agarwal and seconded by Shri S. K. Kapoor as an Ordinary Resolution.



The Resolution was put to vote and on a show of hands declared carried by requisite majority.

21. **RESOLUTION NO. 12 – ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, this Meeting hereby approves the re-appointment of Shri Anup Singh as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of five years with effect from 21st November, 2003, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and/or by any applicable statute, on such remuneration as set out in the Explanatory Statement attached to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."

The Resolution was duly proposed by Shri R. N. Sud and seconded by Shri R. N. Bhattacherjee as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

22. **RESOLUTION NO. 13 - SPECIAL RESOLUTION**

"Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid annually, for a period not exceeding five years, for each of the financial years of the Company commencing from 1st April, 2003, commission not exceeding one per cent of the net profits of the Company, as provided under Section 309(4) of the Companies Act, 1956 ('the Act'), and computed in the manner referred to in Section 198(1) of the Act, or any amendment or modification thereof, in addition to the fee for attending

the meetings of the Board of Directors of the Company ('the Board') or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board may from time to time determine and in default of such determination equally, provided that none of the Directors aforesaid shall receive individually commission exceeding Rs. 4,00,000/- in a financial year."

The Resolution was duly proposed by Shri L. K. Awasthi and seconded by Shri R. N. Damani as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by requisite majority.

23. RESOLUTION NO. 14 - SPECIAL RESOLUTION

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, the Securities Contracts (Regulation) Act, 1956, the Listing Agreement with Stock Exchanges and the provisions of the Securities and Exchange Board of India (Delisting of Securities) Guidelines 2003, or any amendment or modification thereof, and subject to such other approvals, permissions and sanctions as may be necessary, and such conditions and modifications as may be prescribed or imposed by any Authority while granting such approvals, permissions or sanctions which may be agreed to by the Board of Directors of the Company ('the Board') or any Committee / person(s) authorised by the Board, consent be and is hereby accorded to delist the Ordinary Shares of the Company from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Delhi, Hyderabad, Kanpur and Pune.

Resolved Further that authority be and is hereby accorded to the Board or any Committee / person(s) authorised by the Board, to settle all questions, difficulties or doubts that may arise in this regard and to do all such acts, deeds and things as may be necessary, expedient and desirable, for the purpose of giving effect to this Resolution."



The Resolution was duly proposed by Shri B. N. Biswas and seconded by Shri A. K. Sil as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by requisite majority.

24. The business before the 92nd Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded.



Date: 31st. July, 2003.

CHAIRMAN

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Name of Member	Name of Member
DEOKI NANDAN AGARWALA	TARAKNATH ADHYA
SURESH CHAND AGARWAL	MOHAN LAL AUDDY
LAKSHMI KANT AWASTHI	BIJAY KUMAR AGARWAL
KARTICK CHANDRA ADHIKARY	SHYAMAL KUMAR ADAK
MANOJ KUMAR AUDDY	NIKHIL RANJAN BARDHAN
RABINDRA NATH BASU	GOURI SANKAR BANERJEE
ARUN KUMAR BASU	SUKUMAR BISWAS
BAIDYA NATH BISWAS	SAILENDRA KUMAR BAG
NIKHIL RANJAN BARDHAN	TAPAN KUMAR BASU
RABINDRA NATH BHAR	SAMARENDRA NARAYAN BASAK
BIRENDRA NARAYAN BASAK	SAMPAT MAL BAID
RANJAN KUMAR BHOWMIK	ARATI BASAK
SAKTI PRASAD BISWAS	PROTIMA BISWAS
SUSIL KUMAR BHAUMIK	SUPANTHA BARUA
SMITA BISWAS	SAMAR BANERJEE
JAYA BASU	ATREYEE BANERJEE
ASHOK KUMAR BAIDYA	SATYA RANJAN BHAUMICK
SHILA BASU	SHEKHAR BASU
SHIB NARAYAN BASAK	SAILENDRA NATH BANERJEE
KAMALENDU BASU	SANAT KUMAR BASAK
BAL KISHAN BHAGCHANDKA	SANTANU BAG
MANJU BANERJEE	SWATI BHATTACHARJEE
RABINDRA NATH BHATTACHERJEE	ARATI BANERJEE
PRATIMA BASU	AMIT KUMAR BANERJEE
DAMODAR PRASAD BANG	PRATIK KUMAR BASU
DALIA BASU	RANOJAY BHATTACHARJEE
AMIT BYSACK	AJIT KUMAR BYSACK
ANIL KUMAR BASU	DEBASISH BANERJEE
DEBASIS BHATTACHARJEE	GAYATRI BASAK
NARENDRA KUMAR BOTHRA	SAMARENDRA NATH BASU
SANDHYA BOSE	SUDEB BARVA
SUKUMAR BANERJEE	DIPTI BORAL
SANTOSH CHATTERJEE	SAMBHUKINKAR CHATTERJEE
PARTHA CHATTERJEE	KUMUD BARAN CHAKRABORTI
RITA KUNDU CHOUDHURY	BIJOYA CHOWDHURY
SANKAR CHATTERJEE	BIJOYA CHOWDHURY
SANKAR CHATTERJEE	SANTANU CHATTERJEE
JYOTI PROKASH CHUNDER	SANKAR CHATTERJEE
DEBAPROSAD CHAKROBORTY	BISHWA BEHARI CHATTERJEE
BISHWA BEHARI CHATTERJEE	KUMUD RANJAN CHAKARBARTY
ANITA CHATTERJEE	PRADIP CHATTERJEE
GOKULENDRA KUMAR CHOWDHURY	SANKAR CHATTERJEE
BIJOYA CHOWDHURY	PARTHA CHATTERJEE
GOKULENDRA KUMAR CHOWDHURY	RATNA CHAKRABARTI
ANIL KUMAR CHAKRABORTTY	SHAMAL PAL CHOWDHURI
SOMEN CHOUDHURY	DIPALI PAUL CHOWDHURY
AMALENDU PAUL CHOWDHURY	MUKUL CHOUDHURY
AKINCHAN PAUL CHAUDHURI	KALIDAS CHAKRABARTY
PARTHA CHATTERJEE	DEEPAK CHOUDHARY
SUJATA CHUNDER	JYOTI PROKASH CHUNDER
RAMENDRA MOHAN CHAUDHURI	PARTHA CHATTERJEE
MAINAK CHAKRABORTY	BHOLA NATH CHAUDHURY
DIPALI PAUL CHOWDHURY	SANJAY CHOWDHARY
KARTICK CHANDRA DEY	SUBRATA DE
KARTICK CHANDRA DEY	AJIT KUMAR DAM
LATIKA DAWN	ROMA DE

LIST OF MEMBERS WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Name of Member	Name of Member
BENOY KRISHNA DE	SANATAN DHAR
BINODANANDA DAS	BENOY KRISHNA DE
ROMA DE	VENKATESHWARLU DEVALLA
ARCHANA DEY	PURNIMA DEBI
SUJIT KUMAR DEY	MOHENDRA LALL DUTT
PURNIMA DEBI	SHYAMAL KUMAR DUTTA
SAMIR KUMAR DUTTA	SIKHA DEY
AJIT KUMAR DUTTA	ASHITAVA DUTTA GUPTA
DIPAK KUMAR DE	MARCIAN DROZARIO
ANJALI DUTTA	SUNIL KUMAR DHAR
ANITA DAS	SAMBHU KUMAR DAS
SAMARENDRA DEY	ADIP KUMAR DUTT
NIMAI DAS BHOWMIK	SALIL KUMAR DUTTA
DIPAK DUTTA	DIPAK DUTTA
SH DEB KUMAR DAS	PRITINDU DAS GUPTA
KARTICK CHANDRA DEY	KARTICK CHANDRA DEY
PRABAL KUMAR DE	VISHWESHWAR DAGA
KASI NATH DUTTA	ASHOKE KUMAR DHAR
BENOY KRISHNA DE	SHANTI DUTTA
BIRENDRA LAL DUTT	KARTICK CHANDRA DEY
GOPA DEY	GOPA DEY
SWAPNA DUTTA	RAM NARAYAN DAMANI
SUBHANKUR DAS	ASISH DUTTA
SUSANTA KUMAR DUTT	BADRI NARAYAN DAS
ARUN KUMAR DUTTA	PURNIMA DEBI
ASIMA DUTTA	BIMAL KUMAR DAS
DIPAK KUMAR DUTTA	JAGDISH PRASAD SAHA
NIRMALENDU DATTA	PHANINDRA CHANDRA DEY
PRABAL KUMAR DE	RAJIB KUMAR DUTTA
Y C DEVESHWAR	PARUL DAS
RAM KAMAL GHOSE	NITIN GUHA
NITIN GUHA	SUDHAMOY GHOSAL
AMAL CHANDRA GHOSH	ANUP KUMAR GHOSH
DALIA GHOSH	SUNIL KUMAR GHOSE
SANJEEV GUPTA	PRADIP KUMAR GANGULY
BISWAJIT GHOSH	TAPAN KUMAR GHOSH
BANCHHARAM GHOSH	ANJU GHOSH
BINOD KUMAR GUPTA	ANJAN KUMAR GANGULY
IVA GANGULY	RANJAN KUMAR GHOSH
SUNIL KUMAR JAISWAL	BANWARILAL JHAJHARIA
BHAGWAN DAS KOTHARI	BHAGWAN DAS KOTHARI
HEMAL KAMPANI	PUSHPA DEVI KOTHARI
SANDHYA KEJRIWAL	SOUMYENDRA NARAYON KUNDU
MAHESH KUMAR KOTHARI	VIJAY KUMAR KOTHARI
ASHOK KUMAR KOTHARI	BHAGWAN DAS KOTHARI
GOKULENDRA KUMAR CHOWDHURY	HEMAL KAMPANI
SOUMYENDRA NARAYON KUNDU	RASHIME SINGH
KAMALUDDIN KHAN	KANTA KOTHARI
PUSHPA DEVI KOTHARI	S KHANDELWAL
MANJUSRI MITRA	PROVHATCHANDRA MITRA
NIRANJAN MUKHERJEE	S C MONDAL
INDRANI MUKHERJEE	HARI DHON MITRA
SUMIT MOITRA	BHABANI BILAS MUKHERJEE
TAPAS KUMAR MULLICK	MARIA MENEZES
INDRANI MUKHERJEE	TAMAL KUMAR MAJUMDAR
INDRANI MUKHERJEE	RAMANATH MUKHERJEE

LIST OF MEMBERS WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Name of Member	Name of Member
INDRANI MUKHERJEE	SWATI MUKHERJEE
ANANDA MOHON MUKERJEE	INDRANI MUKHERJEE
NIRMAL MOJUMDER	KRIPA SHANKER MAHAWAR
JAIKANT MAHAWAR	KETAN MADIA
SHREE KANT MAHAWAR	KIRAN MITTAL
AJIT RANJAN MAJUMDAR	KANAK MEHROTRA
KAMAL KUMAR MUKHERJEE	C NAVANEETHAN
ANIL KUMAR NANDI	SANTOSH KUMAR NASIPURI
MAMATA NASIPURI	TAROK NATH NANDY
PRANGOPAL PAL	NITYA GOPAL PODDER
PRADIP KUMAR PAL	VED PRAKASH
SHEFALI PAUL CHOWDHURY	SHEFALI PAUL CHOWDHURY
ALOKE KUMAR PATI	AJIT KUMAR PANDIT
GANGASAHAI PANDEY	MANORAMA PANDEY
GANGESH PANDEY	GANGA SAHAI PANDEY
GANGA SAHAI PANDEY	MANORAMA PANDEY
GANGESH PANDEY	JATINDER SINGH PAUL
GANGA SAHAI PANDEY	BEJOY KRISHNA PAUL
TIMIR RANJAN PAL	GANGA SAHAI PANDEY
KAILASH PRASAD	MADHU SUDAN PAL
SUMIL KUMAR PAUL	BIPAD BHANJAN ROY
JOYDEB RANA	SANKAR NATH ROY
KRISHNENDU RAY	PRABIR KUMAR ROY
JYOTI PROSAD BOSE ROY	PANCHU GOPAL ROY CHOWDHURY
MONOJ ROY	NANDA DULAL RAHA
SISIRENDU ROY	TAPAN KUMAR ROY
BHOLA NATH ROY	J ISHWAR RAO
DURGA PROSAD ROY	JOYDEB RANA
JOTINDRANATH ROY	RUBY RANA
SWAPAN RAKSHIT	B PAPA RAO
DIPAK RAY	HRISHIKESH ROY
RUBY RANA	SOVANA GHOSH ROY
NANDA DULAL SAHA	KAMALA KANTA SUR
BIJNAN SINGH SRIMAL	SHYAM SUNDAR SARKAR
TAPATI SAHA	DULAL CHANDRA SEN
CHANDI CHARAN SARKAR	ALAK SAHU
INDRA MOHAN SAHA	PRASANTA KUMAR SAHA
BIBHAS SENGUPTA	BRAJOGOPAL SIRCAR
RAJKUMAR SEN	PRALAY SINHA
DIPALI SIBA	SIPRA SEAL
SAILENDRA LALL SEAL	BIJNAN SINGH SRIMAL
SAILENDRA LALL SEAL	SIPRA SEAL
GOUR MOHAN SEAL	TAPATI SAHA
MAYA SETT	SANJAY V SHAH
ASOK KUMAR SIL	ASHA SAHA
MAYA SETT	AMIT KUMAR SAHA
BISWANATH SETT	ASHOK KUMAR SULTANIA
ASHOK SINGH	RADHEY SHYAM SINGH
ROHIT KUMAR SAHA	ARUNAVA SEN
ANIL KUMAR SOMANI	SAILENDRA LALL SEAL
DIPAK SINGHANIA	CHANDAN LALL SEAL
PIJUSH KUMAR SAHA	BIDYUT KUMAR SEAL
GOURI SEAL	KALPANA SAHA
MUNNA KUMAR SHAW	PRIYAJIT KUMAR SETT
PRAN GOPAL SAHA	SIPRA SEAL
SAILENDRA LALL SEAL	SUSHIL KUMAR SUKHANI

LIST OF MEMBERS WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Name of Member	Name of Member
SWAPAN KUMAR SAHA	SAVITRI DEVI SUKHANI
VEENA SUKHANI	NIRANJAN SARKAR
SUPRAKASH TALUKDAR	TUHINA TALUKDAR
NIREN TALUKDAR	KRISHNAMURTHY VAIDYANATH
MOHAMAD YAHYA	SACHIDA NANDA BISWAS
MITRA BANDYOPADHYAY	SAILENDRA LALL SEAL
SHIB NATH SEN	GOUR MOHAN SEAL
SANTOSH SONI	GOURI SEAL
SIPRA SEAL	RANUPRAVA SAHA
BISWA NATH SETT	SUBRATA SIRCAR
VEENA SUKHANI	SUSANTA BANERJEE
SWAPAN KUMAR PAL	AJAY KUMAR SARKAR
BHUPAL CHANDRA MITRA	GOKUL CHANDRA SAU
MUKULENDU SAHA CHOUDHURY	NISITH KUMAR CHATTERJEE
DILIP KUMAR MUKHERJEE	ARIJIT BHOWMIK
K RADHAKRISHNAN	PRONAB KUMAR BASU
ASIT KUMAR PALCHAUDHURI	SUBHAS CHANDRA NANDI
BIRENDRA MOHAN SARKAR	UMA DEVI KUMARIA
MOHAN LAL SUREKA	SHANKAR LAL SUREKA
DARAYAS J BAPOOJI	NARGIS D BAPOOJI
MANJU CHAUDHURI	ASHOK CHATURVEDI
SANKAR MUKHERJEE	SHIV KUMAR BAGREE
AMIYA KUMAR GHOSH	KANAK ROY CHOWDHURY
BHAGWATI PRASAD KAPOOR	VIDYA KAPOOR
KAMAL KRISHNA BANERJEE	PARTHA KUMAR BHATTACHARYYA
MANO RANJAN CHAKRABARTI	KAMALA MITRA
USHA DEVI SUREKA	ANUP KUMAR MITRA
BHARTI DEVESHWAR	MALAY MUKHOPADHYAY
SURESH CHANDRA SAHA	ANUP SINGH
KRISHAN KUMAR SHARMA	SHIBANI DAS
SAMIR SAHA	GOPAL CHANDRA SAHA
SANTA CHAUDHURI	PRASENJIT CHANDRA
NIRMAL KUMAR CHANDRA	JAYANTA KUMAR DAS
BIKASH RANJAN DAS	OM NARAIN AGRAWAL
SANKAR LALL SEAL	LATIKA RAY
ARPITA MONDAL	SRINIVASAN VAIDYANATHAN
RAM S TARNEJA	KRISHNA SIL
ALOKENATH MALLICK	PRANAB CHANDRA RAY
RAMESH KUMAR MEHRA	JYOTIRMAY SEN GUPTA
SRI RAMEN CHOUDHURY	PUNJAB NATIONAL BANK (By its representative N JAYARAMAN)
ANGSHUMAN ROY	GITA SAHA
DR NANI GOPAL SINHA	JOYDEEP NONDY
AJAY KUMAR AGARWALLA	SUDEEP CHATTERJEE
RITESH KUMAR JAISWAL	MANABENDU GHOSH
VIJAY AGRAWAL	PURAN CHAND BHATIA
SABITA PAL	RAVI GUPTA
RANJIT GHOSH	PRANGOPAL PAL
SAKTIPADA DATTA	ARUN BOSE
ANIL KUMAR PAL	INDIRA DAS
INDIRA DAS	ANIL RANJAN BANERJEE
VIVASH VARDHAN	PRADEEP KUMAR BAID
SULATA VARDHAN	DEBASHIS MODAK
JITENDRA SHARMA	BITHIKA DEBDAS
PARAMANANDA GHOSH	SUDHIR KUMAR DAS
MILI CHOWDHURY	JAGADISH CHANDRA DAS
ARUN KUMAR CHATTERJEE	SUDARSHAN BADER

LIST OF MEMBERS WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Name of Member	Name of Member
BIBHAS MANDAL	SAMAPTI GHOSH
SAMBHUNATH GHOSH	VIMALA NATARAJAN
NATARAJAN V S	DEBABRATA MUKHERJEE
MARAN CHANDRA DAS	ASHOKE KUMAR DATTA
ARCHANA ROY	NABAGOPAL ROY
SANTOSH KUMAR SARKAR	MRINAL KANTI BHATTACHARYYA
PARIKSHIT KUMAR TALWAR	NIHAR KUMAR SEN
RAMNIKLAL P. SHAH	SURESH KUMAR SARAF
SANDHYA MAHALANOBIS	MANOJ KUMAR GUPTA
MEENAKSHI NARAYANA SWAMY	SUSANTA MAJUMDER
SATYADEB CHAKRABORTI	RANA PAUL CHOWDHURY
KAILASH C WADHWA	SANDEEP WADHWA
PRADIP DE	BASUDEV DE
PRIYAJIT KUMAR SETT	SANJOY KUMAR SETT
SANJOY KUMAR SETT	SUMANTRA KUMAR MITRA
PRADIP KUMAR CHATTERJEE	PALLAB KANTI SINHA
PRANAB KUMAR KUNDU	KALIPADA DAS
TARUN KUMAR BANERJEE	HARI NARAYAN PODDAR
PABITRA KUMAR GHOSE	JOGAMAYA MONDAL
PRABIR KUMAR SAHA	SANTOSH KUMAR SARAF
VIJAY KUMAR BOTHRA	MANICK LAL GHOSH
MONI LALL GHOSE	GOUTAM KUMAR GHOSH
BATHULA VENKATARATNAM	B. B. CHATTERJEE
RAJENDRA KUMAR SINGHI	RAJENDRA KUMAR SINGHI
TEEKAM CHAND JAIN	SAILENDRANATH KUMAR
NITIN WADHWA	SEETA RAM BANKA
S S H REHMAN	S S H REHMAN
INDRANI ROY	SITA RAM BEHANY
PUSHPA BEHANY	SITA RAM BEHANY
INDAR CHAND KARNAWAT	RATHINDRA NATH BHADURI
SITARAM MUNDHRA	SANKAR MUKHERJEE
IRA GHOSH	BHUDEB KUMAR DAS
RAJIV NARAYAN SUD	SANJAY KUMAR KAPOOR
SHIV DUTTROY AGRAWAL	AMIT SURI
MANMATHA NATH DE	SHYAM SUNDAR SAHA
SHYAMA SHANKAR CHOUDHURY	REKHA MALLICK
ISHAN BHATTACHARYA	AMITABHA NAG
SUHAS DAS	ALOK KUMAR MALLIK
JOYDEB DE	DHIRENDRA NATH BHATTACHARJEE
SWAPAN KUMAR DAS	SANATAN NAG
NANDA RANI GHOSH	SANJOY BASU
JNANABRATA ROY	SAMARES DAS
ASHA LATA JANA	PIJUSH KANTI ROY
PRANAB KUMAR DAS	KASTURI CHATTERJEE
SUBRAMANIAN GANESAN	BAPI BASAK
CHANDIDAS CHATTERJEE	REENA GUPTA
NIKHIL RANJAN BARDHAN	TAPAN KUMAR DAS
SAMARANANDA BHATTACHARJI	BHARATI SARAF
MD AKRAM	KABERI MALLIK
KASHMIR LAL MALLIK	SANTOSH KUMAR SARAF
SUDIP GHOSH	SUKUMAR GHOSH
ITIKA JANA	SAMBHU NATH GHOSH
ASWAT JAISWAL	DILIP KUMAR ROY
VIJAY KUMAR BANSAL	SUDIN KUMAR CHAKRABORTY
ANJALI MUKERJEE	TRIPTI SHEKHAR DUTT ROY
SHAILENDRA NATH RAI	SWAPAN KUMAR MANDAL

LIST OF MEMBERS WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Name of Member	Name of Member
SUNIT KUMAR SIL	BANI MUKHERJEE
NARESH CHANDRA SHARMA	PRADIP PAL
SISIR KUMAR DAS	ARYA MUKHERJEE
AJOY HOM ROY	RANJIT GEORGE JACOB
MATHEWS GEORGE	SHIV KUMAR SHARMA
LOKE NATH SINGH	ARUNABHA BASU
BHARAT KISHORE	APURVA THIRANI
PRABHAT AGARWAL	VEEPANATH VARGHESE PAULOSE
PUSPENDU SARKAR	MITHU BANERJEE
V S JYOTHI MURUGAN	ANJALI PRASAD
BIMAL CHAKRABORTY	SANTOSH DEVI JAIPURIA
MILI CHOWDHURY	NIBHA BHATTACHARYA
GOPI NATH DAS	PRADIP KUMAR SEN
SUJOY KUMAR BASAK	DASHARATH CHAND BHANDARI
SHIBNATH SEN	SANDEEP KAUSHIK
RAJENDRA KUMAR BOTHRA	

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxy
SHYAMLAL AGARWALLA	ANUP SINGH
IKHLAS AHMAD	Y C DEVESHWAR
YASHAS PATI AGARWAL	RAJANISH ROY CHOWDHURY
SHYAM SUNDAR AGARWAL	SUKUMAR GHOSH
SHYAMSUNDER AGRAWAL	KARTIC SEN
SHYAM SUNDAR AGARWAL	Y C DEVESHWAR
SHYAMLAL AGARWALLA	Y C DEVESHWAR
IKHLAS AHMAD	K VAIDYANATH
ANN ADAMS	Y C DEVESHWAR
ANN ADAMS	Y C DEVESHWAR
MAZEED M A	Y C DEVESHWAR
MUSTAKIN AHMED	RABINDRANATH DAS
MUSTAKIN AHMED	PRADIP ROY
MURALIDHAR V AVLAKKI	SHANKAR HALDER
N ALAGIRI	Y C DEVESHWAR
S MEERA BAI	Y C DEVESHWAR
ESMAIL ADAM BANDUKWALA	ASIT KR DEY
M BASKARAN	Y C DEVESHWAR
N RAGHAVENDRA BHAT	Y C DEVESHWAR
ESMAIL ADAM BANDUKWALA	MUNNA ROUTH
KRISHNA KUMAR BARTARIA	SANJAY GHOSH
VIRENDRA KUMAR BARTARIA	BABAI GHORAI
ESMAIL ADAM BANDUKWALA	Y C DEVESHWAR
DEBABRATA BHAUMIK	SAMIR ROY
DURGAPRASAD BHAUMIK	DEBASHIS DUTTA
MUKESH CHANDRA BHAYANI	Y C DEVESHWAR
DULARI BIYANI	SANTOSH KUMAR KALBALIA
BOSE RITA	RANJAN BOSE
KALYANI BARIK	MADAN MOHAN BARIK
PESTONJI DOSSABHAI BARIA	BASUDEB SEN
ANJALI BHOWMIK	BIRESH BHOWMIK
DWIPAK KUMAR BASU	UTTAM SARKAR
SUPRIYA SURESH BAGWE	SUNIL SINGH
N RAGHAVENDRA BHAT	Y C DEVESHWAR
MANJULA BASU	KAMALENDU BASU
SUBRATA BHAUMIK	PRADIP PAUL
PRITI BAGUI	RUP KUMAR BAGUI
V KAMALA BAI	SANKAR BISWAS
AMEER ALI BAIG	PRANAB NATH
B SURESH BABU	BARUN SARKAR
DEBASIS BHATTACHARYA	AMAR CHAKRABORTY
E BABURAO	BAPI MOHANTY
GOVINDA REDDY B	SOMNATH DAS
JOGA RAO B	Y C DEVESHWAR
M KRISHNA BABU	Y C DEVESHWAR
MANOJ KUMAR BHURA	PUNIT JAIN
NAGESWARA RAO B	SIBU DAS
PRABHU DAS B	Y C DEVESHWAR
SOMA BASAK	TARUN KUMAR DE
T BHANGARAIAH	Y C DEVESHWAR
THE ADMINISTRATOR GENERAL OF WEST BENGAL	SATYENDRA SEKHAR BISWAS
ANANDILAL CHORISIYA	VIVEK SHARMA
SANJOY CHATTERJEE	Y C DEVESHWAR
N CHANDRASEKARAN	ANUP SINGH
RITA CHOUDHURY	DHRUBAJYOTI CHOWDHURY

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxv
SOMEDEB CHATTERJEE	AMITAVA CHAKRABORTY
A JALENDRA CHARY	Y C DEVESHWAR
DAHILIA CHAUDHURI	SAMIR KUMAR DAS GUPTA
GLADYS CHANDER	SWAPAN SAHA
K VEERABRAHMA CHARY	SADHAN DAS
M JANARDHANA CHARY	Y C DEVESHWAR
N CHANDRAN	SUJIT SAHA
NAGAMUTYAM CH	ANUP SINGH
N CHANDRAN	SUDHIR KR SAHA
P MOHANA CHARY	Y C DEVESHWAR
P S N CHARY	Y C DEVESHWAR
PRASANNA CHATTERJEE	Y C DEVESHWAR
SESHADRI NAIDU DEVARAKONDA	B VIJAYARAGHAVAN
SARASWATI DUTT	UJJAL MULLICK
NIMAI CHAND DUTTA	ARIT DUTTA
SABITA DEY	DEBABRATA DEY
SANGHA MITRA DE	DILIP KUMAR DE
SARASWATI DUTT	ARUNABHA BISWAS
AJOY KUMAR DAS	Y C DEVESHWAR
SUJATHA DAYANAND	Y C DEVESHWAR
SUJATHA DAYANAND	Y C DEVESHWAR
S. DAYANAND	Y C DEVESHWAR
SHEELA DUTTA GUPTA	Y C DEVESHWAR
CHINTAPALI DURGARAO	Y C DEVESHWAR
JANARDHANA REDDY D	Y C DEVESHWAR
KONDAL REDDY D	Y C DEVESHWAR
M VENKANNA DORA	Y C DEVESHWAR
PEDDI RAJU D	SUJIT GHOSH
S DAYANAND	Y C DEVESHWAR
SARDAR D	Y C DEVESHWAR
SARMILA DUTTA	ATUNA DATTA
UMAKANT DAS	TARUN ROY
VENKATA RAMANA D	Y C DEVESHWAR
KUNAL DUTT	KAUSHIK DUTT
BURRA JOHN EBENEZER	Y C DEVESHWAR
JEISSY E	Y C DEVESHWAR
M ESHWARAIAH	JOYDEEP SAHA
AHMED HAJI ABDUL KARIM GAZIANI	SAMIR BISWAS
B R NAGENDRA GUPTA	Y C DEVESHWAR
SHANMUGAM GOPALKRISHNA	Y C DEVESHWAR
B R NAGENDRA GUPTA	Y C DEVESHWAR
SATYANARAYANA GAMINI	ABHIJIT SEN
ISHWER DYAL GUPTA	BHASKAR SARKAR
SANJEEV GUPTA	RAHUL BANERJEE
GIAN CHAND GUPTA	HARI SINGH
S. GOPALAKRISHNA	Y C DEVESHWAR
M GOVINDARAJULU	Y C DEVESHWAR
K GOVINDAM	Y C DEVESHWAR
K GUNA	ANIL BISWAS
KAVITA SRINIVAS GOUD	RAJU PODDAR
SRINIVAS GANDAMALLA	MUKUL SAHA
PRAFULLA KUMAR GHOSH	PRASENJIT GHOSH
SHYAM SUNDER HANS	SAMIR DEY
JABIR HOSSAIN	ANUP SINGH
JABIR HOSSAIN	Y C DEVESHWAR
TALAT HAIDER	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxv
SHAMINA HUSAIN	Y C DEVESHWAR
KRISHNA HEGDE	SURESH DAS
SHYAM SUNDER HANS	SONATAN MONDAL
MOTILAL RAMKISHAN JHAWAR	PUSHPENDU CHAKRABORTY
SUNDRI DEVI JAIN	GOUTAM DAS
ASHOK KUMAR JAIN	ANUP SINGH
HUKAM CHAND JAIN	ANUP SINGH
VIDYA SAGAR JAIN	SAMAR GHOSH
ASHOK KR JAIN	SANJAY KARMAKAR
SH PRAMOD KUMAR JAIN	PINTU MAJHI
REHANA I JAGIRDAR	KALYAN DUTTA
ANUJ JAIN	SAMIR DAS
TANGUDU JAGANNADHAM	Y C DEVESHWAR
PANAKAL JACOB	GOPAL ROY
A V JACOB	ANUP SINGH
PUSHPABEN INDUPRSAD JOSHI	AKHIL DAS
PUSHPABEN INDUPRASAD JOSHI	KUNAL BANERJEE
PUSHPABEN INDUPRASAD JOSHI	SANJOY DAS
ATUL KUMAR JAIN	ABHIJIT DAS
A V JACOB	Y C DEVESHWAR
BABU RAO J	PRABAL DASGUPTA
DARNA JANAKIRAM	SANKAR CHAKRABORTY
D JANAKIRAM	SAMBHU CHAKRABORTY
HANUMAN JAIN	A KUNDU
MARIDAIAH J	Y C DEVESHWAR
MAHENDRA JAIN	S K DAS
S JOSEPH	ANUP SINGH
KRISHNAKANT KALSOTRA	SOUMEN ROY CHOWDHURY
RAJNIKANT NATHALAL KAMDAR	MADHU DAS
BALDEV SINGH KAMPANI	PRITHEEPAUL SINGH KAMPANI
MALTI KAMDAR	AKBAR KHAN
BIMLA KILLA	Y C DEVESHWAR
SESHAVATARAM KOTIKILAPUDI	SANJAY SARDAR
KAMLESH KAURA	S K PURI
V P KULKARNI	SOUMEN MITRA
K ARUN KUMAR	ANUP SINGH
K N V KISHORE	PRIYANKA KEDIA
MARUTHI RAMADAS KOTESWARARAO	MOIN KHAN
RANGAIAH K	Y C DEVESHWAR
S MURALI KRISHNA	Y C DEVESHWAR
SANKARAIAH K	Y C DEVESHWAR
SUBRAMANYAM K	Y C DEVESHWAR
VENKATA RAMI REDDY K	Y C DEVESHWAR
S LAKSHMINARAYANA	ANUP SINGH
TANGUDU LAKSHMI	ANUP SINGH
SUBHASH KUMAR MITRA	DEBASISH DA
KANTILAL MAGANLAL MANDAVIA	Y C DEVESHWAR
AMIYA KUMAR MAJUMDAR	JAYANTA KUMAR RAY
SUNIL KUMAR MITRA	Y C DEVESHWAR
MADHUKAR H MAHINDRAKAR	Y C DEVESHWAR
VISHWANATH H MAHINDRAKAR	Y C DEVESHWAR
TATARAO MOTUPALLI	BIPLAB CHATTERJEE
SATYANARAYANA MOTUPALLI	RAJU BOSE
ASHIS MUKHERJEE	DEEPAK TIWARI
SUNIL KUMAR MITRA	Y C DEVESHWAR
REKHA MITRA	SUBRATA SHOME

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 25TH JULY, 2003.

Member for whom attended	Name of Proxy
SIMA MITRA	BIMAN BEHARI SEN
ARTI MADIA	Y C DEVESHWAR
ALN KRISHNA MOHAN	LALTO CHATTERJEE
A L N KRISHNA MOHAN	BIMAN MAJUMDER
A L N KRISHNA MOHAN	ANJAN BOSE
BINA MAZUMDER	ARUN ROY CHOWDHURY
C M MATHEW	Y C DEVESHWAR
D V V S MURTHY	Y C DEVESHWAR
GUDIMETLA KRISHNA MURTHY	Y C DEVESHWAR
GUDIMETLA KRISHNA MURTY	Y C DEVESHWAR
INDERDEO MANDAL	ATANU SANTRA
KARIPEDDI SURYANARAYAN MURTHY	SUDIP ROY
KHAN MOHD	Y C DEVESHWAR
K S MURTHY	RABINDRA NATH PAUL
LAXMINARAYANA M	Y C DEVESHWAR
MAYA MAJUMDER	UJJAL KUMAR MAJUMDAR
MUKUNDA KRISHNA MURTY	CHANCHAL MITRA
P MALLESAM	KAILASH VALMIKI
RAM KRISHNA MISHRA	ANUP SINGH
RAMAKRISHNA MISHRA	Y C DEVESHWAR
R MADHUMALA	BISWAJIT SAHA
S K MAHABOOB	Y C DEVESHWAR
V MOHANDAS	Y C DEVESHWAR
VENKATESWARA REDDY M	UPENDRA KR SINGH
VENKATA NARSU M	ASIT LODH
DICHOO NOWRAJI	SANTOSH PARBAT
DICKOO NOWROJI	RAKESH DUBEY
NRISINHA PROSAD NANDY	SANJAY BASAK
GITA NANDY	SANJAY BASAK
CH NARAHARI	Y C DEVESHWAR
M V NARSU	DIBBENDU GHOSH
M D NAWAB	Y C DEVESHWAR
M NAGARAJU	ANUP SINGH
N L NEELAVENI	ANUP SINGH
R NARAYANASAMY	B VIJAYARAGHAVAN
RADHIKA NANDAKUMAR	AVIJIT SAHA
INDUMATI SHIVPRASAD PARDESHI	Y C DEVESHWAR
SUBRATA PAL	Y C DEVESHWAR
BHALCHANDRA PARDESHI	Y C DEVESHWAR
BHALCHANDRA PARDESHI	Y C DEVESHWAR
N PREMA	Y C DEVESHWAR
ASHIS KANTI PAUL	JITENDRA KUMAR MATHO
ATCHAIAH P	Y C DEVESHWAR
APPA RAO PALA	Y C DEVESHWAR
ANTHAYYA P	Y C DEVESHWAR
ASHIS KANTI PAUL	DHANGAR DAS
CHANDRAIAH P	Y C DEVESHWAR
G PRABHU	Y C DEVESHWAR
G PRAKASH	ASHOK GHOSH ROY
G S S SYAM PRASAD	BAPPA ROY
T RAVI PRAKASH	Y C DEVESHWAR
K SARANGA PANI	Y C DEVESHWAR
LAXMANRAO P	Y C DEVESHWAR
M A PRASAD	RAJA BOSE
PALADI PURUSHOTHAM	Y C DEVESHWAR
PRASADA RAO P	UTTAM DUTTA

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxy
R ANANDA RAO PATNAIK	Y C DEVESHWAR
S T RAJENDRA PRASAD	SUJIT SEN
T NAGA PRASAD	JYOTIRMOY CHATTERJEE
N VENKATESWARA RAO	DEBASISH GUIN
GOBIND RAM	PARTHA BHOWMICK
GOBIND RAM	BABLOO CHAKRABORTY
NALAM NARASIMHA RAO	BAPPA SAHA
G RADHA	Y C DEVESHWAR
SHREERAM VISHWANATH REDIJ	BIRAJ BOSE
AMARESH KUMAR ROY	Y C DEVESHWAR
K V S PRAKASA RAO	ANUP SINGH
K V SUDHAKAR RAO	ANUP SINGH
K V RAMANA RAO	Y C DEVESHWAR
K V JANARDHAN RAO	ANUP SINGH
K V CHIRANJEEVI RAO	Y C DEVESHWAR
K V LAKSHMANA RAO	Y C DEVESHWAR
K V SESHAGIRI RAO	ANUP SINGH
K V M MOHANA RAO	Y C DEVESHWAR
K V RAMA RAO	Y C DEVESHWAR
K V JAGAN MOHANA RAO	ANUP SINGH
A GANGA RAO	RAJKUMAR SHAW
A GANGA RAO	RAMGOPAL SHARMA
A GANGA RAO	MANOJ SINHA
B NAGESWARA RAO	PINTU GHOSH
B THARAKARAMA RAO	Y C DEVESHWAR
B SUBRAHMANYESWARA RAO	SHRABAN SINGH
B SUBRAMANYESWAR RAO	RAJA SEN
CHRISTINA ROBERTS	AVIJIT SEAL
CHRISTINA ROBERTS	GOBINDA MISHRA
DODDAPANANI SAMBASIVA RAO	RAJIB ROY
E BABU RAO	RAHUL HELA
E RAJESWAR RAO	Y C DEVESHWAR
G V RAMANA	SUNIL PRAMANIC
G NAGESWARA RAO	RINKU SAHA
G SUBBA RAO	Y C DEVESHWAR
G V VARDHANA RAO	SOMNATH CHAKRABORTY
KALYANDURG RAHAMATULLAH	RAKESH SHARMA
K V SUBBA RAO	RIJU SAHA
K JANARDHANA RAO	SURYA SEN
K SITA RAMAIAH	Y C DEVESHWAR
K PULLA RAO	Y C DEVESHWAR
K VENKATESHWARA RAO	SATYANARAYAN BISWAS
K NARAYANA REDDY	Y C DEVESHWAR
K VENKATESWAR RAO	BAPI ROUT
K RAMA RAO	BAPPA GHOSH
M SIVA RAMA KRISHNA REDDY	Y C DEVESHWAR
MADIREDDY SREENIVASA RAO	RANJIT MANDAL
NEELAMRAJU VENKATA NARAYANA RAO	RAJESH MAJUMDAR
N SRINIVASA RAO	SUBHOJIT SAHA
NANDITA ROY	CHITTA RANJAN RAY
P LAXMANA RAO	Y C DEVESHWAR
R SARVESWARA RAO	Y C DEVESHWAR
R SARVESWARA RAO	Y C DEVESHWAR
RAMMOHAN RAO R	Y C DEVESHWAR
S VENKATA RAO	BUBAI SAHA
SARVA SRINIVASA RAO	SANJAY CHATTERJEE

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003

Member for whom attended	Name of Proxy
S ACHYUTHA RAO	DIPAK HELA
SADHINANI VENKATA RAMARAO	PRASANTA GHOSH
S VENKATA RAMA RAO	RAJIB DAS
S SREENIVASA RAO	SUKUMAR SAHA
S VENKATA RAO	RAMESH SHARMA
S.VENKATA RAO	RAJA BISWAS
T MOHAN RAO	SARSA SAHADEO
V PALLAM RAJU	Y C DEVESHWAR
V V RAMANA RAO	Y C DEVESHWAR
V V V KAMESWARA RAO	ANUP SINGH
V NARASIMHA RAO	SUDHAKAR RAO
Y BABU RAO	SUBHASH MUKHERJEE
Y ESHWAR REDDY	NABA CHATTERJEE
RITA T.SAMBASIVA RAO	Y C DEVESHWAR
DAHYABHAI AMRITLAL SHAH	RAJA BARUA
PARUPUDI SUBBARAYUDU	JAYANTA ADHIKARI
SUBRATA SEN	BASAB SEN
DAHYABHAI AMRITLAL SHAH	Y C DEVESHWAR
KISHANLAL SULTANIA	BISU SENGUPTA
UPPULA SWATHANTRA	Y C DEVESHWAR
C M SYED	Y C DEVESHWAR
SEPHALI SARKAR	GANGOTRI GUHA
KISHANLAL SULTANIA	AJOY SAHA
SHREE PRAKASH SINGH	ANUP SINGH
DAHYABHAI AMRITLAL SHAH	SAROJ SINGH
PADMA RANI SETHI	Y C DEVESHWAR
SANJAY KUMAR SETHI	RAJA HELA
SANJAY KUMAR SINGH	MUDIRAM SARKAR
S P SINGH	BABLU DAS
A V V S SASTRY	GAUTAM KAR
DAHYABHAI AMRITLAL SHAH	BISWAJIT NATH
GUDLA SATYANARAYANA	GANESH MONDAL
G SRINIVAS	MANOJ PAUL
HARERAM SINGH	AMIT DAS
HARERAM SINGH	TAMAL SEN
HARE RAM SINGH	BIDYUT SAHA
KISHANLAL SULTANIA	RAVI AGARWAL
LAUREN SCANLON	TAPAN SAHA
L SATYANARAYANA	Y C DEVESHWAR
LAUREN SCANLON	LALTU BISHWAS
MD SARFARAJ	Y C DEVESHWAR
N VENKATESWARA SASTRY	Y C DEVESHWAR
NANDALAL SHARMA	Y C DEVESHWAR
P SAI SRINIVAS	RINTI SAHA
RAM NIHORA SINGH	Y C DEVESHWAR
RAJ KUMAR SINGH	Y C DEVESHWAR
S SEETARAMAIAH	Y C DEVESHWAR
SANJAY SINGH	PRADIP DAS
A V THOMAS	ANUP SINGH
MUKUND RAO T	NIRMAL CHATTERJEE
MARY ANN THOMAS	Y C DEVESHWAR
ANJERY KAKKU VARGHESE	B B CHATTERJEE
SRIRAMAMURTY VARANASI	BABLU BAR
MARY VARGHESE	ANUP SINGH
KOTESHWAR RAO UPPULA	ANUP SINGH
VAIKUNTAM YADA	ANUP SINGH

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxv
SRINIVAS YADA	Y C DEVESHWAR
SHYAM SUNDER YADA	Y C DEVESHWAR
SRINIVAS UPPULA	ANUP SINGH
BHASKARA REDDY G V	MATHURA SINGH
BHARATACHARYULU A V	Y C DEVESHWAR
CH VENKATESWARLU	BAPI DAS
CH VENKATESWARLU	AVIJIT KARMAKAR
MURALIDHAR A V	ASHOK ROY
M M VENKATRAMAIAH	Y C DEVESHWAR
MADAN RAO YADA	ANUP SINGH
T VENKANNA	BIKASH HELA
MEERABAI SHANMUGAM	Y C DEVESHWAR
KUMARAVELU SHANMUGAM	Y C DEVESHWAR
GOPALAKRISHNA SHANMUGAM	Y C DEVESHWAR
DAYANAND SHANMUGAM	Y C DEVESHWAR
JAYANTI SINHA	P K SINHA
LAKSHMI NARAYANA SUDDALA	Y C DEVESHWAR
REKHA SEAL	G C SEAL
SOVA SADHU	SANKHA SADHU
THE ADMINISTRATOR GENERAL OF WEST BENGAL	SURAJIT DAS GUPTA
A P KAKKU INVESTMENT & LEASING PVT LTD	Y C DEVESHWAR
A P KAKKU INVESTMENT & LEASING PVT LTD	ANUP SINGH
SMRITI KUMAR MAJUMDAR	SUBHAJIT MAJUMDAR
SURYAKANT PODDAR	AJIT RANJAN SAHA
SURYAKANT PODDAR	ANUP SINGH
JAKKA VENKATACHALLPTHY SRINIVASA MURTHY	ANUP SINGH
SARLA THIRANI	NISHA KALBALIA
MOHAMMAD RIYAZ	Y C DEVESHWAR
HAJI HAROON HAJI KASAM BHURA BHURA	Y C DEVESHWAR
RAMANATH H MAHINDRAKAR	Y C DEVESHWAR
MADHUKAR H MAHINDRAKAR	Y C DEVESHWAR
SULTANALI FAZUL MANEKIA	Y C DEVESHWAR
M JAYABALAN	ANUP SINGH
J SEKAR JAYABAL	ANUP SINGH
PARUL KARACHIWALLA	Y C DEVESHWAR
ARTI MADIA	DEEPAK KHAITAN
NAJM MUSVEE	ANUP SINGH
ANIL KUMAR YADUKA	T K DAS
JAI SINGH KHAZANCHI	DEBASHISH SINHA ROY
ASHA KHAZANCHI	DEBASHISH SINHA ROY
KAUSER NAJM	Y C DEVESHWAR
SAJAN KUMAR PASARI	LALIT KUMAR PODDAR
DIPANWITA MITRA	ARUNAVH PALCHAUDHURI
SABITA ROY	DIPAK DAS
ARDESHIR PHIROZSHAW BILLIMORIA	GITESH GUPTA
ZARIN ARDESHIR BILLIMORIA	ANUP SINGH
ZARIN ARDESHIR BILLIMORIA	DHANANJOY SINGH
HARI DAS BURMAN	MANOJ KUMAR GUPTA
DINESH DAS MEHRA	MANOJ KUMAR GUPTA
KRISHNA PRAKASH KHANDELWAL	PRASHANT KHANDELWAL
KURUSH NOSHIR GRANT	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxv
BASANT KUMAR KHAITAN	BASANT FOGLA
SHAKUNTALA AGRAWAL	O N AGRAWAL
KRISHNA DEY	Y C DEVESHWAR
ROGER RICHARD	Y C DEVESHWAR
RANBIR SINGH CHOPRA	Y C DEVESHWAR
RENUKA KUMAR	JOYDEEP CHATTERJEE
SHEILA SARAOGI	Y C DEVESHWAR
SURINDER AGGARWAL	Y C DEVESHWAR
HAIDERALI HASANALI RUPANI	SAKTI JHA
NILOFER HAIDERALI RUPANI	MITHU CHOWDHURY
ARATI SAHA	RAM CHANDRA SAHA
NAHAR VINIYOG PVT LTD	VIKRAM NAHAR
MUKESH AGARWAL	Y. C DEVESHWAR
CHANDRA KANTA AGARWAL	Y C DEVESHWAR
UTTAM CHAND CHOUDHARY	VIKASH AGARWAL
RAMESH KUMAR CHOUDHARY	ARUN CHOUDHARY
ASHA KHAZANCHI	DEBASHISH SINHA ROY
GENERAL MOTORS EMPLOYES GLOBAL GROUP PENSIONTRUST	D DUTTA
OPPENHEIMER FUNDS INC. A/C OPPENHEIMER DEVELOPING MARKETS FUND	DILIP SHAH
CAPITAL INTERNATIONAL INC. A/C TPM INTERNATIONAL TRUST	A BASU
HALLIBURTON COMPANY EMPLOYEE BENEFIT MASTER TRUST	S P DASGUPTA
KAMALA MITRA	DIPANKAR BOSE
TUSHAR KANTI PAUL	RAVI KR DUBEY
SHEFALI PAUL	AJAY KR SINGH
ASHIS KANTI PAUL	SUJOY BURMAN
JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY A/C JOHN HANCOCK VARIABLE SERIES TRUST I - EMERGING MARKETS EQUITY PORTFOLIO	S BHADURY
LAXMI KUMAR KOTHARI	G L KOTHARI
STATE STREET BANK AND TRUST COMPANY A/C INDIAMSCI EMERGING MARKETS INDEX COMMON TRUST FUND	J DAS
STATE STREET BANK AND TRUST COMPANY A/C DAILYEMERGING MARKETS INDEX FUND	K SAHA
PACIFIC SELECT FUND A/C EMERGING MARKETS PORTFOLIO A SERIES OF THE PACIFIC SELECT FUND	B SINGH
STATE STREET BANK AND TRUST COMPANY A/C IBM TAX DEFERRED SAVINGS PLAN	S BEGUM
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONDEVELOPING MARKETS TRUST	SUSHIL GOENKA
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS FUND	G CHAKRABORTY
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS INVESTMENT TRUST PLC	D NEOGI

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxv
FRANKLIN TEMPLETON INVESTMENT FUNDS	H P THACKERY
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONINTERNATIONAL EMERGING MARKETS FUND	BABU DUTTA
TEMPLETON DEVELOPING MARKETS SECURITIES FUND(A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST)	GOPAL DAS
F AND C EMERGING MARKETS LIMITED A/C F AND CEMERGING MARKETS UMBRELLA FUND - GLOBAL EMERGING MARKETS PORTFOLIO	B ROYCHOWDHURY
M AND G INVESTMENT MANAGEMENT LIMITED A/C THE PRUDENTIAL ASSURANCE COMPANY LIMITED	A AGARWAL
M AND G INVESTMENT MANAGEMENT LIMITED A/C PRUDENTIAL PENSIONS LIMITED	S SAHA
M AND G INVESTMENT MANAGEMENT LIMITED A/C PRUDENTIAL GLOBAL GROWTH TRUST	B BASU
M AND G INVESTMENT MANAGEMENT LIMITED A/C PRUDENTIAL INTERNATIONAL GROWTH TRUST	K BANERJEE
PRUDENTIAL PORTFOLIO MANAGERS SINGAPORE LIMITED A/C BAE SYSTEMS PENSION FUNDS CIF TRUSTEESLIMITED	MADHU KUNDU
PRUDENTIAL PORTFOLIO MANAGERS SINGAPORE LIMITED A/C PRUDENTIAL STAFF PENSIONS LIMITED AS TRUSTEE OF PRUDENTIAL STAFF PENSION SCHEME	V SINGH
MEDIOLANUM INTERNATIONAL FUNDS LIMITED A/C TOP MANAGERS EMERGING MARKETS ALPHA FUND 8	T K BISWAS
MEDIOLANUM INTERNATIONAL FUNDS LIMITED A/C TOP MANAGERS EMERGING MARKETS ALPHA FUND 9	S CHATTERJEE
MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/CNYNEX CORPORATION MASTER PENSION TRUST	S MUKHERJEE
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CMORGAN STANLEY EMERGING MARKETS FUND. INC	A KABRA
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CMORGAN STANLEY DEAN WITTER SICAV EMERGING MARKETS EQUITY FUND	D DAS
FRANKLIN MUTUAL ADVISERS. LLC A/C MUTUAL DISCOVERY FUND (A SERIES OF FRANKLIN MUTUAL SERIES FUND INC)	R CHAKRABORTY
FRANKLIN MUTUAL ADVISERS. LLC A/C MUTUAL DISCOVERY SECURITIES FUND(A SERIES OF FRANKLINTEMPLETON VARIABLE INSURANCE PRODUCTS TRUST)	S K CHAUBEY

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxy
SCUDDER GLOBAL OPPORTUNITIES FUNDS A/C SCUDDER GLOBAL OPPORTUNITIES FUNDS-EMERGING MARKETSEQUITY FUND	S MAITY
SCUDDER GLOBAL OPPORTUNITIES FUNDS A/C SCUDDER GLOBAL OPPORTUNITIES FUNDS - ASIA PACIFIC EQUITY FUND	B ADAK
F AND C EMERGING MARKETS LIMITED A/C F AND CINDIA LIMITED	K DAS
EMERGING MARKETS MANAGEMENT. L.L.C. A/C EMSAF- MAURITIUS	PINKU DUTTA
TEMPLETON ASSET MANAGEMENT LTD. A/C TEMPLETONEMERGING MARKETS SERIES (A SERIES OF TEMPLETON INSTITUTIONAL FUNDS INC)	S BANIK
MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/CMORGAN STANLEY INSTITUTIONAL FUND. INC.. EMERGING MARKETS PORTFOLIO	B CHATTERJEE
MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/CMORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST	N K GHOSH
J.P. MORGAN INVESTMENT MANAGEMENT INC. A/C JPMORGAN FLEMING EMERGING MARKETS EQUITY FUND	S S ROY
STATE STREET GESTION SA A/C STATE STREET EMERGING MARKETS	M PAUL
TD ASSET MANAGEMENT INC. A/C TD EMERGING MARKETS FUND	A PAL
TEMPLETON ASSET MANAGEMENT LIMITED A/C TEMPLETON EMERGING MARKETS FUND	S K GHOSAL
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CVAN KAMPEN SERIES FUND INC. - VAN KAMPEN EMERGING MARKETS FUND	A SHARMA
MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDSA/C MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS GLOBAL SMALLCAP FUND	SUNIL DHAR
SCUDDER GLOBAL OPPORTUNITIES FUNDS A/C SCUDDER GLOBAL OPPORTUNITIES FUNDS-STRATEGIC GLOBALTHEMES FUND	SUNIL GUPTA
SCUDDER GLOBAL OPPORTUNITIES FUNDS A/C SCUDDER GLOBAL OPPORTUNITIES FUNDS-GLOBAL EX-JAPANFUND	PRAKASH BOGI
DULARI BIYANI	SANTOSH KUMAR KALBALIA
VANGUARD EMERGING MARKETS STOCK INDEX FUND. ASERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND	PARTHASARTHI MUKHERJEE

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxv
MOHAN LAL AUDDY	RATNA ROY
T A PRASANNA KUMAR	ANUP SINGH
SHARDA MOHUNTA	SHYAMLAL RATHI
SUMAN KABRA	RAJENDRA KABRA
MALATI SEN	GOPAL CHANDRA SEN
SUSHILA DEVI JAIN	SANTOSH KUMAR
SURESH SHANTILAL THACKER	SOUMEN ROY
NARESH SHANTILAL THACKER	B B CHATTERJEE
ARUP GHOSH	PREM NIHAR GHOSH
S GOPAL KRISHNA	Y C DEVESHWAR
K KAMINI	Y C DEVESHWAR
S KUMAR VELU	Y C DEVESHWAR
SHANMUGAM KUMARAVELU	Y C DEVESHWAR
S GOPAL KRISHNA	Y C DEVESHWAR
YEZDI PHIROZ ELAVIA	K VAIDYANATH
DEEPAK L ASWANI	ANUP SINGH
SOVAN KUMAR GHOSH	TAPAN GHOSH
MANJU BAID	JAGAT SINGH KOTHARI
BALDEO MOTILAL JHAWAR	UDESH SHARMA
M ANWER EBRAHIM	ANUP SINGH
A MOHAMMED FAHIM	ANUP SINGH
KONDURI SRIRANGANAYAKULU	ANUP SINGH
BAIDYA NATH DEY	PRANAY BISWAS
RUPESH DOSHI	SUBHASISH GHOSH
PUSHPA S. DOSHI	SHYAM MAHATO
PUSHPA S. DOSHI	SACHIN BISWANATH
SUBHASH K. DOSHI	ARINDUM SARKAR
DINESH S. DOSHI	ABHIJIT DAS
KANTA S. DOSHI	BRIJESH SINGH
HITENDRA S. DOSHI	UDDIDAN DAS RAY
GHAN SHYAM AGARWAL	PIKLU BASAK
RASH BEHARI CHUNDER	SRILEKHA CHANDRA
ROMA LAHIRI	MIHIR KANTI SEN
LALIT KUMAR SADANI	S P SINGH
LALIT KUMAR SADANI	AMIT DAMANI
SHANMUGHAM MEERABAI	Y C DEVESHWAR
S DAYANAND	Y C DEVESHWAR
SUJATHA DAYANAND	Y C DEVESHWAR
JAGDIP PIYUSH KUMAR CHOLIA	BAPI DAS
TUSHAR KANTI PAUL	SANJIB DAS
ASHIS KANTI PAUL	SOMOJIT BHATTACHARYA
GARGI PAUL	PRABHAT PATTANAYAK
C.R.P.HARAN	PRAKASH HARAN
TUBA A MAHABAT	B B CHATTERJEE
AZIZ FURDOON MAHABAT	GOVIND BALMIKI
AZIZ FURDOON MAHABAT	B B CHATTERJEE
KANAK LATA KUNDU	SAKSHI GOPAL KUNDU
MOUSUMI SAHA	MOHAN LAL SAHA
PADMA RANI SETHI	K VAIDYANATH
SHAH DAHYABHAI AMRITLAL	Y C DEVESHWAR
ESMAIL ADAM BANDUKWALA	Y C DEVESHWAR
SHAID YUSUF BANDUKWALA	Y C DEVESHWAR
SHAH DAHYABHAI AMRITLAL	Y C DEVESHWAR
ESMAIL BANDUKWALA	Y C DEVESHWAR
RAMESH CHANDRA LAKHOTIA	SANJEEV MARDA
SWAPAN KUMAR MUKHOPADHYAY	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxy
CHANDAN DHAR	SUGATA DAS
SURESH CHAND JAIN	ARUN PACHISIA
KARABI MUKHERJEE	ASHIM K MUKHERJEE
SANEH LATA JAIN	ARUN PACHISIA
MRINAL KANTI PAUL	HABLU BHATTACHARYA
SAROJ SOMANI	ABHIJIT KAMALIA
SIKHA BISWAS	SANKAR PROSAD MONDAL
BISHNUPRIYA BASU	SUJASH CH BASU
ANUP KUMAR MITRA	B B CHATTERJEE
MAHUA MITRA	Y C DEVESHWAR
NANDITA MITRA	BABLOO SINGH
KIRAN RAMNATH MAHINDRAKAR	KABIR ROY
RAJENDER KUMAR GURZI	DEBASISH SAHA
RAMESH CHANDRA SAHAI	Y C DEVESHWAR
MADHULIKA SRIVASTAVA	L ANAND
RAMESH CHANDRA SAHAI	VIKAS MALANI
SHREE PRAKASH SINGH	TUHIN GOSWAMI
MAHABIR PRASAD KABRA	PUJA BAGARIA
ARUN H MAHINDRAKAR	BABUL BANERJEE
J V SHANTHAKUMAR	Y C DEVESHWAR
J N VENKATACHALAPATHY SETTY	Y C DEVESHWAR
S B JAGADEESH	Y C DEVESHWAR
J V GOPAL KRISHNA	ANUP SINGH
J V SRIDHAR	Y C DEVESHWAR
NAZIM SULTANALI MANEKIA	Y C DEVESHWAR
PRABIR DATTA	AMAL DATTA
KALAWATI	RAJA SEN
SANJEEV SEKSARIA	Y C DEVESHWAR
UPENDRA NATH CHOWDHURY	BABLOO DAS
SUNIL KUMAR AGARWAL	B B CHATTERJEE
MEENA TIBREWALA	VIVEK SARAWOGI
MANISHA AGARWAL	K VAIDYANATH
KISHAN LAL SULTANIA	RANJIT MALIK
SHRI CHANDRA NATH SADHUKHAN	SUROJIT SADHUKHAN
JAYA SHREE HAZRA	SHYAM SUNDAR HAZRA
KOTHA VENKATARAMANA	BIMAL DAS
MANJESHWAR ANANTH KAMATH	ANUP SINGH
KUDERU SANGASHETTY MAHADEVAPPA	Y C DEVESHWAR
SHANTHA RAJAGOPALAN	Y C DEVESHWAR
SBI CAPITAL MARKETS LTD A/C INDIA MAGNUM FUNDN V MUTUAL FUND	Y C DEVESHWAR
BT FUNDS MANAGEMENT LIMITED AS TRUSTEE OF BTPACIFIC BASIN FUND	SANTOSH PATIL
EQ ADVISORS TRUST	Y C DEVESHWAR
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CMORGAN STANLEY OFFSHORE EMERGING MARKETS FUND	Y C DEVESHWAR
MORGAN STANLEY INVESTMENT MANAGEMENT INC. - THE UNIVERSAL INSTITUTIONAL FUNDS. INC.. EMERGING MARKETS EQUITY PORTFOLIO	Y C DEVESHWAR
MALTI DEVI CHATURVEDI	ANUP KALBALIA
RAJIVE KAUL	Y C DEVESHWAR
MUSTAFA ABDULKARIM MUKHI	SUBRATA MANNA
MADAN GOPAL	KAVITA MARAWAR
DINESH KUMAR	ASHOK MARAWAR

LIST OF PROXIES WHO ATTENDED THE 92ND ANNUAL GENERAL MEETING HELD AT SCIENCE CITY.MAIN AUDITORIUM ON 25TH JULY. 2003.

Member for whom attended	Name of Proxv
ASOK KUMAR PANDA	PRAN GOPAL SAHA
LEKHA GIRI	RAJA BISWAS
MARY VARGHESE	ANUP SINGH
VARGHESE A K	ANUP SINGH
MANJESHWAR RATHNABAI	Y C DEVESHWAR
MANJESHWAR NARASIMHA KAMATH	Y C DEVESHWAR
VASUDEVA SHESHAGIRI BHAT	ANUP SINGH
T S MAHADEVAIAH	ANUP SINGH
RAMA RAO PARAVADA	Y C DEVESHWAR